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February 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana and Margaret Sawicki

Re:	Envoy Medical, Inc. Registration Statement on Form S-1 Filed January 18, 2024 File No. 333-276590

Dear Mr. Grana and Ms. Sawicki:

On behalf of our client, Envoy Medical, Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated January 29, 2024, related to the Registrant’s registration statement on Form S-1 (the “Registration Statement”), which was filed on January 18, 2024.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed on the date hereof. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Registration Statement, the Registrant’s responses below refer to Amendment No. 1 and capitalized terms have the same meaning as contained in Amendment No. 1.

U.S. Securities and Exchange Commission

February 14, 2024

Page Two

Risk Factors

Risks Relating to Our Class A Common Stock and Warrants

The sale of all of the securities registered for issuance and resale hereunder and future sales of substantial amounts of our securities..., page 6

1.	Please revise to disclose here the purchase price of the securities being registered for resale.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 11-12 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envoy Medical, Inc.

Overview, page 57

2.	We note your disclosure elsewhere that your warrants are "out of the money," which means that the trading price of the shares underlying the warrants is below the exercise price and that as such, you do not expect warrantholders to exercise their warrants and, therefore, do not expect to receive cash proceeds from any such exercise. We also note that 55.3% of the total shares of Class A Common Stock then outstanding were redeemed in connection with the business combination. Please revise your MD&A to disclose the exercise prices of the warrants compared to the market price of the underlying securities and the likelihood that warrant holders will not exercise their warrants. As applicable, in light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. We note that you "may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements." If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. Please also revise your cover page to describe the impact of the warrants being out of the money and significant redemptions in connection with the business combination on your liquidity, and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on the cover page and pages 64-65 and 70-71 of Amendment No. 1.

U.S. Securities and Exchange Commission

February 14, 2024

Page Three

3.	Please expand your discussion here, similar to your disclosure on the cover page, to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Glen A. Taylor, who beneficially owns 10,290,049 shares, or 52.6%, of your Class A Common Stock and 1,000,000 shares, or 22.2%, of your Series A Preferred Stock, and your Sponsor, who beneficially owns 2,000,000 shares (1,000,000 of which remain unvested and subject to forfeiture), or 10.2%, of your Class A Common Stock and 3,500,000 shares, or 77.8%, of your Series A Preferred Stock, will each be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 70-71 of Amendment No. 1.

General

4.	Revise your prospectus to highlight any differences in the current trading price, the prices that each of the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit that each of the selling securityholders will earn based on the current trading price of your securities.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on the cover page and pages 7-9, 11-12, 64-65 and 70-71 of Amendment No. 1.

****

U.S. Securities and Exchange Commission

February 14, 2024

Page Four

The Registrant respectfully believes that the information contained herein and the modifications reflected in Amendment No. 1 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/ David P. Slotkin
Name: David P. Slotkin

cc:	Brent T. Lucas, Chief Executive Officer, Envoy Medical, Inc.
Andrew P. Campbell, Morrison & Foerster LLP